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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

December 24, 2003	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest,
Bureau 1200,
Montréal, Québec H3B 4Y8,
(514) 392-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: December 24, 2003	[Signed: Graham E. Bagnall]

	Name:	Graham E. Bagnall
	Title:	Vice-President and Comptroller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CANBRAS COMPLETES THE SALE OF ALL OF ITS BROADBAND COMMUNICATIONS
OPERATIONS IN BRAZIL

MONTREAL (CANADA) December 24, 2003 – Bell Canada International Inc. (“BCI” or the “Corporation”) today announced that its 75.6%-owned subsidiary, Canbras Communications Corp. (“Canbras”), has completed the sale of all of its interests in Canbras Participacoes Ltda. (“CPAR”), through which Canbras holds substantially all of its broadband communications operations in Brazil, to Horizon Cablevision do Brasil S.A. (“Horizon”), pursuant to the agreement entered into by the parties in October 2003.

Canbras received gross proceeds of $32.6 million, comprised of $22.168 million in cash and a one year promissory note bearing interest at 10% in the original principal amount of $10.432 million (subject to reduction in the event indemnification obligations of Canbras arise under the terms of the sale transaction).

Canbras announced the closing of the sale followed its receipt of the requisite shareholder approval for the sale as well as for the wind-up and dissolution of Canbras following the final distribution of the net sale proceeds to the Canbras shareholders. Based on Canbras’ announced estimate of the net amount (after payment of transaction expenses and winding-up costs) that it expects to distribute to its shareholders of approximately $28 million ($0.51 per share), which assumes full payment of the one-year note and no unforeseen claims against it, BCI expects to receive $21 million as its pro rata share of such net proceeds. The carrying value of BCI’s investment in Canbras at September 30, 2003 was $15 million.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholder and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and, until December 31, 2003, on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI’s intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca

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